FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

First Quarter 2009 - Same-store gross sales move up by 4.6%

São Paulo, Brazil, April 13, 2009. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] announces its sales performance for the first quarter of 2009 (unaudited preliminary results). The information presented below was calculated based on consolidated figures and in Brazilian real, in accordance with Brazilian Corporation Law.

In the first quarter, gross sales of Grupo Pão de Açúcar increased 6.0% in relation to the same period last year, to R$5,291.2 million. Net sales came to R$4,641.4 million in the period, up 9.4% . On a same-store basis, gross sales were up 4.6%, while net sales increased by 7.9% .

Same-store sales continued their strong growth in January and February, exceeding the Company‘s initial expectations and outpacing inflation. On the other hand, the seasonal impact from Easter, which last year fell in March, versus April this year, led to slightly negative performance in the month. Same-store sales in March outpaced inflation after adjusting for the seasonal impact mentioned above. In addition to the Easter effect, the quarter was also impacted by the calendar effect in February, which had one fewer day compared with February 2008.

Excluding these two factors, gross same-store sales increased by 9.0%, with real growth of around 3% after adjusting for the IPCA inflation index (1), which is a positive result, given the current scenario marked by the global economic crisis.

Also on a same-store basis, gross food sales grew by 3.1%, due primarily to the Easter effect in March of 2008, although there was still growth in Groceries (especially in the Beverage, Personal Care and Cleaning Products categories) and Perishables. Non-food sales grew by 9.7%, led by the General Merchandise and Drugstore categories, which posted higher increases than the average of non-food categories. Note that electronics sales posted almost double-digit growth.

The results achieved by the Company in the quarter were due to the adoption of a successful commercial strategy that combines aggressive discounts negotiated with suppliers with the correct product mix.

The Company also monitored its clients’ shopping behavior through opinion polls, with no significant changes observed so far in purchasing behavior.

The Group’s brands that stood out in the period were Pão de Açúcar, Extra (mainly in the Northeast region), Extra Eletro, Extra Fácil and Assai, which recorded sales growth equal to or higher than the Company’s. Meanwhile, E-commerce (which comprises Extra.com.br and Pão de Açúcar Delivery) posted growth of more than 50%. In addition, the Group continued to register increases in average ticket and stability in client traffic at stores (after adjusting for the seasonal and calendar effects).

* Excluding the calendar and Easter effects mentioned in the text.

Note: Same-store sales figures include only those stores with at least 12 months of operations.

(1) The Company has been adopting headline IPCA inflation as its inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), instead of the food component of the IPCA index, for various reasons: (i) the incompatibility of samples (the food component of the IPCA index does not include the entire mix of products and brands sold by the Company, e.g., perfumery and household cleaning); (ii) household profiles (the weighting of products in the composition of the food component of the IPCA index is determined by the Household Budget Survey (POF), which considers households with income from 1 to 40 minimum monthly wages. For example, in the IPCA index, rice has a weighting of 3.61%, while at GPA rice accounts for 1.30% of food sales); and (iii) the importance of the channel/region (the weighting of sales regions/channels is incompatible with the weighting at GPA).

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. These projections are highly dependent on market changes and the performance of Brazil’s economy, the industry and the international markets and are, therefore, subject to change.
GRUPO PÃO DE AÇÚCAR

Daniela Sabbag
Investor Relations

Phone: + 55 (11) 3886-0421
Fax: + 55 (11) 3884-2677

E-mail: gpa.ri@grupopaodeacucar.com.br
Website: www.gpari.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 14, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.